Room 4561

August 16, 2006

Guido DiGregorio
Chief Executive Officer
Communication Intelligence Corporation
275 Shoreline Drive, Suite 500
Redwood Shores, CA 94065

Re: **Form 10-K/A for Fiscal Year Ended December 31, 2005**
Filed March 31, 2006

Dear Mr. DiGregorio:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kathleen Collins
Accounting Branch Chief